WESTMORELAND COAL COMPANY

2nd Floor, 2 North Cascade Avenue, Colorado Springs, CO 80903
Phone: (719) 442-2600 • Fax: (719) 448-8098

July 7, 2011

By EDGAR Correspondence

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

RE: WESTMORELAND COAL COMPANY Registration Statement on Form S-4 Filed June 3, 2011 File No. 333-174723

Dear Ms. Nguyen:

Ladies and Gentlemen:

Westmoreland Coal Company (the “Parent”), as co-issuer, and Westmoreland Partners (“Partners”), as co-issuer and an indirect wholly-owned subsidiary of the Parent, proposes to offer to exchange (the “Exchange Offer”), upon the terms and subject to the conditions set forth in the Registration Statement on Form S-4 (File No. 333-174723) (the “Registration Statement”), as amended, and in the accompanying Letter of Transmittal, all of its outstanding unregistered $150,000,000 10.75% Senior Notes due 2018 (“Original Notes”) for $150,000,000 10.75% Senior Notes due 2018 (“Exchange Notes”) that have been registered under the Securities Act of 1933, as amended (the “Securities Act”). The Original Notes are, and the Exchange Notes will be, guaranteed, jointly and severally, on a senior secured basis by the Parent, Partners, and Westmoreland Resources, Inc., Westmoreland Power, Inc., Westmoreland Energy LLC, Westmoreland Mining Services, Inc., WCC Land Holding Company, Inc., Westmoreland Coal Sales Company, Inc., WRI Partners, Inc., WEI-Roanoke Valley, Inc., Westmoreland Roanoke Valley, L.P. and Westmoreland — North Carolina Power L.L.C. (collectively with the Parent and Partners, the “Guarantors”).

The Guarantors are making the Exchange Offer in reliance on the position of the staff of the Division of Corporation Finance (the “Staff”) enunciated in the no-action letters of Exxon Capital Holdings Corporation (avail. April 13, 1988), Morgan Stanley & Co. Incorporated (avail. June 5, 1991) and Shearman & Sterling (avail. July 2, 1993). The Guarantors represent that they (a) have not entered into any arrangement or understanding with any person to participate in a distribution (within the meaning of the Securities Act) of the Exchange Notes received in the Exchange Offer and (b) have not entered into any arrangement or understanding with any

Securities and Exchange Commission
July 7, 2011

broker-dealer to participate in a distribution of the Exchange Notes. To the best of the Guarantors’ knowledge, based upon the representations and agreements to be set forth in the Letter of Transmittal, each holder of Original Notes who exchanges Original Notes for Exchange Notes in the Exchange Offer will be acquiring such Exchange Notes in the ordinary course of its business and will have no arrangement or understanding with any person to participate in a distribution of such Exchange Notes. The Registration Statement indicates that if a holder who is an affiliate or has an arrangement or understanding with respect to the distribution of the Exchange Notes, such holder of Exchange Notes will not be entitled to rely on the Staff’s position enunciated in the prior interpretive letters and, instead, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction unless such resale is made pursuant to an exemption from such requirements. The Guarantors acknowledge that a secondary resale transaction by a holder who is using the Exchange Offer to participate in a distribution of Exchange Notes to be acquired in the Exchange Offer should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

The Registration Statement also indicates that if any broker-dealer holds Original Notes acquired for its own account as a result of market-making or other trading activities and exchanges such Original Notes for Exchange Notes, then such broker-dealer must deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of such Exchange Notes. Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer will acknowledge in the Letter of Transmittal that it acquired the Original Notes for its own account as the result of market-making or other trading activities and will agree to deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the Exchange Notes (which may be the Registration Statement). The Letter of Transmittal will also state that, by such acknowledgment and delivery, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Should you have any questions or comments regarding this matter, please contact the undersigned at (719) 659-8838.

 Very truly yours,

Westmoreland Coal Company

By:  /s/ Jennifer S. Grafton
Name: Jennifer S. Grafton
Title:  General Counsel

Securities and Exchange Commission
July 7, 2011

Westmoreland Partners

By: Westmoreland-North Carolina Power, LLC, General Partner

By:  /s/ Jennifer S. Grafton
Name:  Jennifer S. Grafton
Title:  General Counsel

By: Westmoreland Energy LLC, Limited Partner

By:  /s/ Jennifer S. Grafton
Name:  Jennifer S. Grafton
Title:  General Counsel

Westmoreland Resources, Inc.
Westmoreland Power, Inc.
Westmoreland Energy LLC
Westmoreland Mining Services, Inc.
WCC Land Holding Company, Inc.
Westmoreland Coal Sales Company, Inc.
WRI Partners, Inc.
WEI-Roanoke Valley, Inc.
Westmoreland Roanoke Valley, L.P.

By: WEI-Roanoke Valley, Inc., General Partner

Westmoreland — North Carolina Power L.L.C.

By:  /s/ Jennifer S. Grafton
Name:  Jennifer S. Grafton
Title:  Secretary